UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 5)
Under the Securities Exchange Act of 1934

Changyou.com Limited
(Name of Issuer)

Class A Ordinary Shares, $.01 par value per share
(Title of Class of Securities)

15911M107
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 15911M107
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prominence Investments Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 15911M107
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tao Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER:
Changyou.com Limited (the "Issuer")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Changyou Building, Raycom Creative Industrial Park
No. 65 Bajiao East Road, Shijingshan District
Beijing 100043
People's Republic of China
ITEM 2(a).	NAME OF PERSON FILING:
Prominence Investments Ltd. and Tao Wang. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." Prominence Investments Ltd. is ultimately owned by a trust of which Credit Suisse Trust Limited is the trustee. Mr. Tao Wang is the primary beneficiary of the trust.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Prominence Investments Ltd.
c/o Credit Suisse Trust, Singapore
1 Raffles Link #05-02
Singapore
Tao Wang
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China
ITEM 2(c)	CITIZENSHIP:
Prominence Investments Ltd. is a corporation organized under the laws of the British Virgin Islands.
Tao Wang is a citizen of the People's Republic of China.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A ordinary shares, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:
15911M107
ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
(a)	Amount Beneficially Owned: 0 shares
(b)	Percent of Class: 0.00%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0
Prominence Investments Ltd. is ultimately owned by a trust of which Credit Suisse Trust Limited is the trustee and Tao Wang is the primary beneficiary.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2017
PROMINENCE INVESTMENTS LTD.

For and on behalf of TANAH MERAH LIMITED Corporate Director

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Title: Authorized Signatories

CREDIT SUISSE TRUST LIMITED

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Title: Authorized Signatories of Credit Suisse Trust Limited as Trustee

/s/ Tao Wang
Tao Wang

LIST OF EXHIBITS
Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.01 per share, of Changyou.com Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of February 13, 2017.
PROMINENCE INVESTMENTS LTD.

For and on behalf of TANAH MERAH LIMITED Corporate Director

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Title: Authorized Signatories

CREDIT SUISSE TRUST LIMITED

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Title: Authorized Signatories of Credit Suisse Trust Limited as Trustee

/s/ Tao Wang
Tao Wang